June 26, 2009

Mr. Kevin W. Vaughn

Accounting Branch Chief

Securities and Exchange Commission

Division of Corporate Finance

Washington, D.C. 20549

RE:	Southern National Bancorp of Virginia, Inc.

Form 10-K for Fiscal Year Ended December 31, 2008

Form 10-Q for the Period Ended March 31, 2009

File No. 001-33037

Dear Mr. Vaughn,

We are responding to your letter dated June 12, 2009, requesting additional information and or comments regarding our recently filed Form 10K and Form 10Q. Our responses are in the same order as in your letter.

Form 10K for the Year Ended December 31, 2008

Response to comment regarding Results of Operations – Net Income, page 26

•	In future filings we will not include presentations of non-GAAP financial performance measures.

•	See above.

Response to comment regarding Item 8 and Note 12, Income Taxes, page 67

We would like to make the following points:

•

Except for the quarter ended September 30, 2008, we have generated taxable income for every quarter starting with the quarter ended December 31, 2005. It should be noted that in the quarter ended September 30, 2008, we took an OTTI charge without the benefit of recording a tax provision benefit. The tax benefit was recorded in the quarter ended December 31, 2008 (per the changes in the tax laws that took effect in October 2008).

•	Even with the aforementioned OTTI charges and increased loan loss provision expense, we continue to generate taxable income.

•	Based on our budgets we expect to have taxable income in the future and the likelihood of recording a valuation allowance is low.

•	Our NOL carry forwards will expire in 2026, which provide an adequate amount of time to fully utilize the NOL carry forwards.

We will incorporate the following disclosures in future filings:

On page 25 the following will be inserted after the first paragraph in the section titled Valuation of Deferred Tax Asset.

“Deferred taxes are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.”

On page 67 the following will be inserted after the net deferred tax assets components table.

“In assessing the ability to realize deferred tax assets, management considers the scheduled reversal of temporary differences, projected future taxable income, and tax planning strategies. Management believes it is more likely than not the company will realize its deferred tax assets and, accordingly, no valuation allowance has been established.”

Form 10Q for the Period Ended March 31, 2009

Response to comment regarding Note 3. Securities, page 9

4. a. FSP FAS 157-3 clarifies the application of Statement 157 in a market that is not active. The market for pooled trust preferred securities has become increasingly inactive. This inactivity has been evidenced by a widening of the bid-ask spread in the markets in which these securities trade as well as a significant decrease in the volume of trades. Broker pricing and bid-ask spreads, when available, vary widely. Paragraph 9.b. of FAS 157-3 states that when relevant observable inputs are not available, it is acceptable for an entity to use its own assumptions about future cash flows and appropriately risk-adjusted discount rates to determine fair value for a financial asset. We have used the discount rate adjustment technique described in Appendix B of FAS 157 as described in the following paragraph.

The base input in calculating fair value is a Bloomberg Fair Value Index yield curve for single issuer trust preferred securities which correspond to the ratings of the securities we own. We also use composite rating indices to fill in the gaps where the bank rating indices did not correspond to the ratings in our portfolio. When a bank index that matches the rating of our security is not available, we used the bank index that most closely matches the rating, adjusted by the spread between the composite index that most closely matches the security’s rating and the composite index with a rating that matches the bank index used. We then use the adjusted index yield, which is further adjusted by a liquidity premium, as the discount rate to be used in the calculation of the estimated fair value using the PRICE function in Excel. The liquidity premiums were derived in consultation with FTN Financial. The liquidity premiums we used ranged from .25% to 4%, and the adjusted discount rates ranged from 7.46% to 17.20% as shown in the following table:

MATRIX PRICING FOR TRUST PREFERRED SECURITIES 3/31/2009

	MOODY RATING	FITCH RATING	PAR VALUE 3/31/2009	BOOK VALUE 3/31/2009	ADJUSTED FV INDEX SELECTED(1)	ADJ INDEX VALUE(2)	ILLIQUIDITY SPREAD (3)	ADJUSTED DISCOUNT TO USE FOR PRICE	ADJUSTED ESTIMATED PRICE USING BOND PRICE FUNCTION	ADJUSTED MARKET VALUE PER BOND PRICE FUNCTION
ALESCO VII A1B	A3	AAA	8,863,032	7,844,984	A/AA 25 (1)	7.21%	0.25%	7.46%	33.01686	2,926,295

MMCF II B	Baa2	AA-	611,809	558,703	BBB/AA 25	8.81%	2.00%	10.81%	47.00053	287,553
MMCF III B	Baa3	A*-	719,785	702,155	BBB/A 25	10.20%	2.00%	12.20%	47.08056	338,879
TPREF FUNDING ll	Caa3	A-*-	1,500,000	1,297,190	BBB/A 25 (1)	13.20%	3.00%	16.20%	20.95716	314,357
ALESCO V C1	Ca	A	2,000,000	1,677,950	BBB/A 25 (1)	13.20%	2.00%	15.20%	20.67231	413,446
ALESCO XV C1	Ca	A-*-	3,000,000	1,983,445	BBB/A 30 (1)	13.20%	3.00%	16.20%	15.56269	466,881
ALESCO XVI C	Ca	A-*-	2,000,000	1,520,660	BBB/A 30 (1)	13.20%	3.00%	16.20%	15.22249	304,450
TRAP 2007-XII C1	Ca	A*-	2,000,000	1,404,531	BBB/A 30 (1)	13.20%	2.00%	15.20%	17.46458	349,292
TRAP 2007-XIII D	NR	A-	2,000,000	1,369,084	A 30	8.74%	2.00%	10.74%	24.91877	498,375
MMC FUNDING XVlll	Ca	A-	1,014,423	750,026	BBB/A 30 (1)	13.20%	4.00%	17.20%	13.72217	139,201

			14,846,017	11,263,744						3,112,434

			23,709,049	19,108,728						6,038,729

(1)	WHEN A BANK INDEX THAT MATCHES THE RATING IS NOT AVAILABLE, WE USED THE BANK INDEX THAT MOST CLOSELY MATCHES THE RATING ADJUSTED BY THE SPREAD BETWEEN THE COMPOSITE INDEX THAT MATCHES THE SECURITY'S RATING AND THE COMPOSITE INDEX WITH A RATING THAT MATCHES THE BANK INDEX USED.
(2)	WHEN THERE IS A SPLIT RATING WE USED THE AVERAGE DISCOUNT RATE FOR THE TWO RATINGS.
(3)	THE ILLIQUIDITY SPREAD IS LOWER FOR THE TRANCHES WITH BETTER RATINGS. THE ILLIQUIDITY SPREAD FOR MMC FUNDING XVIII WAS INCREASED TO 4 BECAUSE OF THE INTERRUPTION IN INTEREST PAYMENTS TREATED AS PAYMENTS IN KIND.

4.b. The cash flow analysis used to determine the fair value of the security is discounting contractual cash flows to maturity using the coupon rate at the reporting date and the discount rate described above. The indices derived from Bloomberg include an implied credit risk component. The cash flow modeling provided by outside analysts to support our OTTI assessment uses assumptions about existing and additional defaults/deferrals within each security we own, as well as recovery rates and prepayment rates over the life of each security to determine whether the security would experience a break in yield. The cash flow analysis underlying the fair value calculation is based on the contractual cash flow of the security subject to there not being any break in yield in accordance with the methodology described above in 4.a. In effect, the cash flows used to determine fair value are the same cash flows used for our OTTI analysis. The difference between the fair value and the results of the OTTI calculations reflects the extreme distress which still affects the market for pooled bank trust preferred securities.

4.c. MMC Funding XVIII reported new deferrals which caused a failure in the Class A/B Principal Coverage Test in the fourth quarter of 2008. When this happens the cash flows to the lower classes are temporarily suspended and used to pay down the principal of the senior classes in order to restore the over-collateralization levels of the senior classes. The bonds will continue to accrue interest, but it will be capitalized rather than paid in cash, also known as payment in kind. Interest will be earned on the capitalized interest at the same coupon rate. The security was purchased at par. Once the senior class coverage test is satisfied, the lower classes will begin to receive current interest as well as capitalized interest. Accordingly, we did not receive the interest payment on MMC Funding XVIII in December 2008 since the deferrals are handled as payments in kind. We did receive a partial interest payment of $4 thousand on this security in March 2009.

Based on the cash flow analyses provided by Sterne, Agee and Leach, Inc. and Sandler O’Neill and Partners, the cash flow models, which included assumptions about additional losses based on detailed review of participants in the security and incorporated capitalization of interest and accrual of interest on the capitalized amount, show that our tranche will receive 100% of the contractual obligation over the life of the security. Our tranche is expected to resume payments of interest, including the accrued interest which is being capitalized, in the future, and we have concluded that there is no OTTI.

5. We received no information from rating agencies supporting their ratings of individual pooled trust securities. We only received information that the ratings had changed. Neither Sandler O’Neill nor Cohen provided any information on the rating agencies.

6. See the answer to 5 above.

7. Revised table.

Security	Tranche Level	Ratings When Purchased		Current Ratings		Par Value	Book Value	Estimated Fair Value	Current Defaults and Deferrals	% of Current Defaults and Deferrals to Current Collateral	Estimated Incremental Defaults Required to Break Yield (1)	Amount of Issuances Rated 1 by IDC (2)
		Moody’s	Fitch	Moody’s	Fitch
(in thousands)
ALESCO VII A1B	Senior	Aaa	AAA	A3	AA	$8,863	$7,845	$2,926	$57,300	9%	$302,000	$4,000
MMCF II B	Senior Sub	A3	AA-	Baa2	BBB	612	559	288	28,000	22%	25,200	—
MMCF III B	Senior Sub	A3	A-	Baa3	B	720	702	339	10,000	8%	37,100	—
TPREF FUNDING II	Mezzanine	A1	A-	Caa3	CC	1,500	1,297	314	31,000	9%	59,700	49,000
ALESCO V C1	Mezzanine	A2	A	Ca	CC	2,000	1,678	414	43,500	13%	37,100	—
ALESCO XV C1	Mezzanine	A3	A-	Ca	CC	3,000	1,983	467	117,000	18%	66,300	20,000
ALESCO XVI C	Mezzanine	A3	A-	Ca	CC	2,000	1,521	305	78,500	16%	44,900	5,000
TRAP 2007-XII C1	Mezzanine	A3	A	Ca	CC	2,000	1,405	349	56,750	11%	87,627	—
TRAP 2007-XIII D	Mezzanine	NR	A-	NR	C	2,000	1,369	498	51,500	7%	66,002	10,000
MMC FUNDING XVIII	Mezzanine	A3	A-	Ca	C	1,014	750	139	42,500	13%	40,900	10,000

						$23,709	$19,109	$6,039

(1)	A break in yield for a given tranche means that defaults/deferrals have reached such a level that the tranche would not receive all of its contractual cash flows (principal and interest) by maturity (so not just a temporary interest shortfall, but an actual loss in yield on the investment). In other words, the magnitude of the defaults/deferrals has depleted all of the credit enhancement (excess interest and over-collateralization) beneath the given tranche.
(2)	This represents the banks that have a rating of 1 by the Bank Financial Quarterly published by IDC Financial Publishing Inc. and have not already defaulted or deferred interest payments. The IDC CAMEL analysis utilizes financial ratios that have a significant impact on the quality of banks. Banks with a rating of 1 have the highest probability of failure. These banks have non-performing assets that greatly exceed the loan loss reserve and equity capital and liquidity ratios demonstrate risk. Banks are rated 1 if they are considered “critically under capitalized” per FDIC capital definitions.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosures in the filing, the staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Rod Porter or Georgia Derrico at (202) 464-1130 if you have questions regarding our responses.

Sincerely,

/s/ William H. Lagos
William H. Lagos
Senior Vice President & CFO